Filed pursuant to Rule 433

Registration Nos. 333-209852 and 333-165529

Final Term Sheet

Issuer:	Province of Ontario

Existing Long-Term Issuer Ratings[1]:	S&P: A+; Moody’s: Aa2; Fitch; AA-; DBRS: AA (low)

Title:	2.400% Bonds due February 8, 2022

Aggregate Principal Amount:	US$2,500,000,000

Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Trade Date:	February 1, 2017

Issue Date

(Settlement Date):	February 8, 2017 (T+5)

Maturity Date:	February 8, 2022

Interest Payment Dates:	February 8 and August 8 of each year, commencing August 8, 2017. Interest will accrue from February 8, 2017.

Spread to Treasury:	+ 49.35 basis points

Spread to Mid-Swaps:	+ 42 basis points

Benchmark Treasury:	UST 1.875% due January 31, 2022

Treasury Spot/Yield:	99-19 1⁄4 / 1.959%

Yield to Maturity:	2.453% semi annual

Interest Rate:	2.400%

Public Offering Price:	99.752% plus accrued interest from February 8, 2017 if

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

settlement occurs after that date

Day Count Convention:	30/360

Underwriters:	BMO Capital Markets Corp.
HSBC Bank plc

Morgan Stanley & Co. International plc

TD Securities (USA) LLC

CIBC World Markets Corp.

National Bank of Canada Financial Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of April 11, 2016, and Preliminary Prospectus Supplement dated as of February 1, 2017.

https://www.sec.gov/Archives/edgar/data/74615/000119312517026801/d337920d424b2.htm

CUSIP# / ISIN#:	68323AED2 / US68323AED28

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next three succeeding business days should consult their own adviser.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at 1-866-864-7760, HSBC Bank plc at 1-866-811-8049, Morgan Stanley & Co. International plc at 44-20-7677-7799, or TD Securities (USA) LLC at 1-855-495-9846.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Member State, from the requirement to produce and publish a prospectus for offers of the Bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

Swiss Legend:	The prospectus dated as of April 11, 2016 and the preliminary prospectus supplement dated as of February 1, 2017 and this notice do not constitute a public offering prospectus. The prospectus dated as of April 11, 2016, the preliminary prospectus supplement dated as of February 1, 2017, this notice and any other offering or marketing material relating to the Bonds may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the Bonds by the public. “Public” shall have the meaning as per articles 652a and 1156 of the Swiss Code of Obligations.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4